Exhibit 99.1

Merus Labs Reports Fiscal Q2 2017 Results

•	Gross Basis Revenue of $25.9 million in fiscal Q2 2017

•	Adjusted EBITDA of $9.4 million in fiscal Q2 2017

•	Conference call to take place on May 11, 2017 at 8:30 a.m. ET

TORONTO, May 11, 2017 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI] announced its financial results for the second quarter of fiscal 2017.

"The second quarter of 2017 performance met our expectations and we are on track to deliver on our guidance for the year." said Barry Fishman, Chief Executive Officer. "Our Sintrom® technology transfer received a key approval in Spain last week, and we are pleased that our fiscal 2017 profit optimization initiatives are tracking well"

Q1 2017 Financial Results

•	Revenues increased to $22.6 million for Q2 2017 from $19.7 million for Q2 2016

•	Gross Basis Revenues[1] were $25.9 million for Q2 2017 from $26.2 million for Q2 2016

•	Net loss was $1.2 million for Q2 2017 compared with $3.4 million for Q2 2016

•	Adjusted EBITDA[1] was $9.4 million during Q2 2017 compared with $11.0 million for Q2 2016

1See below under "Non-IFRS Financial Measures" for a discussion of Gross Basis Revenues and Adjusted EBITDA and a reference to the reconciliation to the results presented in the financial statements.

Product Sales

Gross Basis Revenue for the second fiscal quarter of 2017 was $25.9 million, compared to $26.2 million for the same period last year. Revenue in the quarter continued to reflect wholesaler destocking of Sintrom® but was offset by increased sales of Nitrate and women's health products. Overall, Gross Basis Revenue was consistent with Company expectations.

Sintrom® Gross Basis Revenue in the quarter of $3.8 million reflects some wholesaler release of safety stock related to the technology transfer.  The Company expects Sintrom® inventories to continue to fluctuate over the course of 2017 and normalize at year-end as the remaining phases of technology transfer are implemented across all key markets.

Nitrate products Gross Basis Revenue was $11.7 million in the quarter, as additional product was transferred to local partners in some markets (i.e. South Korea).

Emselex® Gross Basis Revenue was $5.4 million for fiscal Q2 2017, impacted by a short-term supply interruption that has been resolved. As part of our optimization initiatives, in-market sales in the Czech Republic continue above expectations as product acceptance accelerates and the fact that a major competitor was unable to gain full reimbursement status.

The women's health portfolio sales were stronger than expected during the quarter as demand continued to benefit from competitor back orders.

Cost of Goods

Cost of goods reported on a Gross Basis were $11.7 million in the quarter or 45% of Gross Basis Sales. Gross margin improved from 52% in fiscal Q2 2016 to 55% in fiscal Q2 2017 and will improve over the course of fiscal 2017. Gross margins for our overall base business are expected to exceed 60% once the Sintrom® manufacturing and active pharmaceutical ingredient (API) transfers are fully completed, and inventory of the previous higher cost product is sold.

The Company continues to expect Sintrom® related product cost savings during fiscal 2017 of approximate half of the full annualized potential of $8 million. Once product containing API from our previous supplier is sold into the Spanish market, this key milestone approval will generate almost $2 million of the estimated overall annualized Sintrom® technology transfer savings of $8 million.  Merus has now received approvals that make up roughly 80% of our overall targeted technology transfer savings.

Operating Expenses

Operating expenses were $5.0 million or 19% of Gross Basis Revenue. Operating expenses in the quarter declined compared to the previous quarter, primarily related to regulatory and compliance efficiencies as part of the transition to a new service provider and the non-continuation of previous one-time transition costs.

Balance Sheet

Working capital (inventory plus receivables, less payables) reached $29 million in fiscal Q2 2017 compared to $17 million twelve months prior.  The Company continues to aggressively de-lever and inventory levels have stabilized. The Company expects free cash flow to start to increase during the second half of 2017.  The Company's net debt, as at March 31, 2017 was approximately $135 million.

Fiscal 2017 Guidance

The Company reiterates that fiscal 2017 Adjusted EBITDA is expected to be in the range of $44 to $48 million.

The Company's fiscal 2017 guidance reflects an expected $4 million savings from the Sintrom® technology transfer, incremental operating profit from new launches of Emselex® and a reduction in operating expenses, primarily in the regulatory and compliance area. These profit enhancing initiatives are expected to contribute towards improved second half of fiscal 2017 performance.

Merus Strategy

The Company's strategy is to profitably grow our business by acquiring prescription products that are well established, with good margins and predictable cash flow, and to complement our legacy product line with specialist prescribed growth products.

The Company's fiscal 2017 focus is on operational effectiveness: optimizing sales, streamlining expenses, re-assessing our debt structure, and enhancing the Company's systems and processes.

Product Pipeline

Future new product acquisitions will leverage the Company's pan-European and select market platform. The Company, over the next few years, plans to evolve into a sharp focus on two to three core therapeutic categories to leverage Merus' scalable business model, and drive growth.

Conference Call

The Company will hold a conference call on May 11, 2017 at 8:30am ET.  The conference call can be accessed by dialing +1 416 764 8688 in Toronto, +1 888 390 0546 in North America, and entering conference ID: 42293879.  International participants may dial the appropriate number below.  A replay will be made be available for those not able to attend live by dialing +1 888 390 0541, playback passcode 293879 # shortly after the call.

Germany	08007240293

Netherlands	08000227908

Switzerland	0800312635

United Kingdom	08006522435

About Merus Labs

Merus Labs is a specialty pharmaceutical company focused on acquiring and optimizing legacy and growth products. The Company leverages its expertise and scalable platform across Europe, Canada and select other markets to deliver value.

Non-IFRS Financial Measures

The terms "Gross Basis Revenues", "EBITDA" and "adjusted EBITDA" are non-IFRS measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies.

Gross Basis Revenues is a non-IFRS measure that the Company defines as revenue that it would have received had it held title to and sold its products directly to its customers during a transition period following the transfer of a newly acquired product from the original owner to the Company.  Gross Basis Revenues are calculated from revenues, as reflected in the Company's financial statements, by adding back the cost of goods sold and selling expenses that are associated with the revenues as reported by the original owner.  This information is provided in order to allow investors to understand the actual underlying revenues for the recently acquired products in order that they can be comparable to other products and future periods.

EBITDA and adjusted EBITDA are important measurements that allow the Company to assess the operating performance of its ongoing business on a consistent basis without the impact of amortization and impairment expenses, debt service obligations and other non-operating items. The Company excludes amortization and impairment expenses because their level depends substantially on non-operating factors such as the historical cost of intangible assets. The Company defines EBITDA as earnings before interest expense, taxes, depreciation and amortization (including impairment charges). Adjusted EBITDA is the same measure with additional adjustments for non-cash stock based compensation), foreign exchange gains or losses, investment income or expense, one-time legal settlement costs and acquisition costs.

The Company's method for calculating Gross Basis Revenues, EBITDA and adjusted EBITDA may differ from that used by other issuers and, accordingly, this measure may not be comparable to Gross Basis Revenues, EBITDA and adjusted EBITDA used by other issuers. See the Company's Annual 2016 MD&A for a reconciliation of these measures to their respective nearest IFRS measures. Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

Future-Oriented Financial Information

To the extent any forward-looking statements in this press release may constitute future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Merus and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Statements".

Forward-Looking Statements

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include statements relating to the Company's future business and operating plans, guidance as to EBITDA and adjusted EBITDA for future financial periods, the future pricing of the Company's products, the Company's ability to acquire future products, the Company's ability to secure financing to complete acquisitions, the Company's cost reduction efforts and the Company's future results of operations (including, without limitation, statements with respect to revenue, EBITDA and Adjusted EBITDA). Such statements involve assumptions relating to the Company's business, including government regulation of the pricing of the Company's products, the competitive environment of the Company's products, the stability of foreign exchange rates and the availability of prospective acquisition targets. Although the Company's management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from any future results expressed or implied by these statements, including the guidance provided in this press release. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus' ability to complete any financing, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. Investors should refer to the Company's MD&A, Annual Information Form and Annual Report on 40-F for the year ended September 30, 2016 for a more comprehensive discussion of the risks that are material to the Company and its business. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans, objectives and guidance will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements except as required by applicable securities laws.

SOURCE Merus Labs Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2017/11/c8338.html

%CIK: 0001031516

For further information: Phone: 1.905.726.0995, Email: info@meruslabs.com, Website: www.meruslabs.com

CO: Merus Labs Inc.

CNW 07:00e 11-MAY-17